EXPENSE LIMIT AND REIMBURSEMENT AGREEMENT made as of February __, 2000, between Pioneer Investment Management, Inc. ("PIM") and Pioneer High Yield Fund (the "Fund").

WHEREAS PIM wishes to reduce the expenses of the Fund until the Fund achieves a certain level of assets; and

WHEREAS the Fund wishes to have PIM enter into such an agreement and is prepared to repay such expenses if the Fund subsequently achieves a sufficient level of asset;

NOW THEREFOR the parties agree as follows:

1) PIM agrees to reduce its fees or to reimburse the Fund for its ordinary operating expenses in order that the total expenses of the Fund (other than extraordinary expenses, such as litigation) with respect to Class A shares do not exceed 0.75% per annum of average daily net assets attributable to Class A shares. PIM also agrees to reduce the portion the Fund's expenses attributable to Class B, Class C and Class Y shares by the same number of basis points such expenses are reduced for Class A shares.

2) PIM may discontinue such expense limitation at any time by supplementing the Fund's prospectus prior to such discontinuance and by prior notice to the Board of Directors of the Fund. Such limitation will terminate without any action by PIM in the event that the average net assets of the Fund for a period of sixty days are $75 million or more.

3) PIM shall keep a record of the amount of expenses for each Class of shares that it waived or reduced pursuant to Section 1 hereof ("Prior Expenses"). If at any future date the total expenses of the Fund attributable to Class A shares are less than 0.75% of the Fund's average daily net assets, PIM shall be entitled to be reimbursed for such Prior Expenses attributable to Class A, provided that such reimbursement does not cause the Fund's total expenses to exceed 0.75%. PIM shall also be entitled to reimbursement of the corresponding Prior Expenses attributable to Class B, Class C and Class Y shares. If the Fund's total expenses subsequently exceed 0.75%, the reimbursement of Prior Expenses shall be suspended and, if subsequent reimbursement of Prior Expenses shall be resumed to the extent that total expenses do not exceed 0.75% (unless previously terminated by PIM), the limitations in Section 1 shall be applied.

4) It is not intended by PIM or the Fund that the reimbursement agreement in
Section 3 is considered an obligation of the Fund unless and until the total expenses of the Fund attributable to Class A shares are less than 0.75% of average daily net assets. PIM understands that the Fund total expenses may never be reduced to such level and there is no assurance that the Prior Expenses shall be reimbursed. In addition, the Fund shall have the right to terminate this Agreement, including its obligation to reimburse Prior Expenses, at any time upon notice to PIM. This Agreement automatically terminates without obligation by the Fund upon termination of the Management Contract between PIM and the Fund.

5)       This Agreement shall be governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the __th day of February, 2000.


PIONEER HIGH YIELD                            PIONEER INVESTMENT
FUND                                          MANAGEMENT, INC.


BY:                                           BY: